INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS 	Bond No.  524-51-21 - 05
Item 1.	Name of Insured (herein called Insured):   Viking Mutual Funds
	Principal Address: 116 1ST Street SW, Suite C
	Minot, ND 58701
Item 2.	Bond Period from 12:01 a.m. 08/03/2008 to 12:01 a.m. 08/03/2009 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.
Item 3.	Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

	Amount applicable to
	    Limit of Liability    Deductible
	Insuring Agreement (A)-FIDELITY	$300,000	$50,000
	Insuring Agreement (B)-ON PREMISES	$300,000	$50,000
	Insuring Agreement (C)-IN TRANSIT	$300,000	$50,000
	Insuring Agreement (D)-FORGERY OR ALTERATION	$300,000	$50,000
	Insuring Agreement (E)-SECURITIES	$300,000	$50,000
	Insuring Agreement (F)-COUNTERFEIT CURRENCY	$300,000	$50,000
	Insuring Agreement (G)-STOP PAYMENT	$100,000	$5,000
	Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT  $100,000 $5,000
	Insuring Agreement (I)-AUDIT EXPENSE	$100,000	$5,000
	Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS	$300,000 $50,000
	Insuring Agreement (K)-UNAUTHORIZED SIGNATURES	$100,000	$5,000

	Optional Insuring Agreements and Coverages

	Insuring Agreement (L)-COMPUTER SYSTEMS	$300,000	50,000
	Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS	Not Covered	N/A

	If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other
reference thereto in 	this bond shall be deemed to be deleted therefrom.

Item 4.	Offices or Premises Covered-Offices acquired or established
subsequent to the effective date of this 	bond are covered according to the
terms of General Agreement A.  All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond
except the offices or 	premises located as follows:  N/A

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:  Riders
	No.  1,  2, 3 & 4
Item 6.	The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) FS 524-51-21 - 04 such termination or cancellation to be effective as of the time this bond becomes effective.






INVESTMENT COMPANY BOND

	The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS


(A)	FIDELITY

		Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.
		Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:
		(a)	to cause the Insured to sustain such loss; and
		(b)	to obtain financial benefit for the Employee, or for
		any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.


(B)  ON PREMISES

		Loss of Property (occurring with or without negligence or violence)
through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the
Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

 (1)	Loss of or damage to furnishings, fixtures, stationary,
supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or hold-up of such  office, or attempt thereat, or by vandalism or  malicious mischief; or
(2) loss through damage to any such office by Larceny or theft in, or by
burglary, robbery or hold-up of such                      office or attempt
thereat.


(C)  IN TRANSIT

		Loss of Property (occurring with or without negligence or violence)
through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for  hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(D)		FORGERY OR ALTERATION

	Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stock-broker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.
	Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or

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with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.
	Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(E)  SECURITIES

	Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

	(1)	through the Insured's having, in good faith and in the
course of business, whether for its own account or for the
account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or
delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which
prove to have been
		(a)	counterfeited, or
		(b)	forged as to the signature of any maker, drawer,
issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or
		(c)	raised or otherwise altered, or lost, or stolen, or

	(2)	through the Insured's having, in good faith and in the
course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments;
EXCLUDING, losses caused by FORGERY or ALTERATION of,on or in those instruments covered under Insuring Agreement (E) hereof.

	Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.
	The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.
	Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)	COUNTERFEIT CURRENCY

	Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(G)	STOP PAYMENT

	Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

		For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any
Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

		For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured, or any Authorized Representative of such customer, shareholder or subscriber.

(H)	UNCOLLECTIBLE ITEMS OF DEPOSIT

	Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account: or
	loss resulting from any item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.
	Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible items which are deposited.
	This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a Great American Insurance Company of Cincinnati, OH for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s) the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).




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(I)	  AUDIT EXPENSE

		Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees.
The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite
Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the
Declarations.

 (J)	  TELEFACSIMILE TRANSMISSIONS

		Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:
		(i)	bear a valid test key exchanged between the Insured
and a customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and
		(ii)	fraudulently purport to have been sent by such customer or
financial institution, but which telefacsimile instructions are transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.
			"Telefacsimile" means a system of transmitting written
documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document.  It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

(K) 	UNAUTHORIZED SIGNATURES

	Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

	It shall be a condition precedent to the Insured's right to recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.



GENERAL AGREEMENTS


(A)	ADDITIONAL OFFICES OR EMPLOYEES-	CONSOLIDATION OR MERGER-NOTICE

	(1)	If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

	(2)	If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition.  The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

(B)	WARRANTY

	No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

(C)	COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring Agreements or
Coverages now or hereafter forming part of this bond)

	The Underwriter will Indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss,

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claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

	(1)	an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or
	(2)	an Employee is adjudicated to be guilty of any dishonest or
fraudulent act(s), including Larceny or Embezzlement;
	(3)	in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

	The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.
	If the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, the liability of the Underwriter under this General Agreement is limited to that percentage of litigation expense determined by pro ration of the bond limit of liability to the amount claimed, after the application of any deductible. This litigation expense will be in addition to the Limit of Liability for the applicable Insuring Agreement.


(D)	FORMER EMPLOYEE

	Acts of Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement
(A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.




THE FOREGOING INSURING AGREEMENTS AND
GENERAL AGREEMENTS ARE SUBJECT TO
THE FOLLOWING CONDITIONS AND
LIMITATIONS:



SECTION 1.	DEFINITIONS

	The following terms, as used in this bond, shall have the respective meanings stated in this Section:

	(a)  "Employee" means:
		(1)  any of the Insured's officers, partners, or employees, and
		(2)  any of the officers or employees of any predecessor of the
Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets of capital stock of such predecessor, and
		(3)  attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and
		(4)  guest students pursuing their studies or duties in any of the
Insured's offices, and
		(5)  directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and
		(6)  any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and
		(7)  each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and
		(8)  those persons so designated in section 15, Central Handling of
Securities, and
		(9)  any officer, partner or Employee of
			a)	an investment advisor,
			b)	an underwriter (distributor),

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			c)	a transfer agent or shareholder accounting record-
keeper, or
			d)	an administrator authorized by written agreement to keep
financial and/or other required records,for an Investment Company, named as
Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment
Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment
Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

		Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and (7) of Section 1 (a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.
		Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.
	(b) "Property" means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds,  securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such Instruments enumerated above (but excluding all data processing records) in which the
Insured has    an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merge with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.
	(c) "Forgery" means the signing of the name of another with the intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, or for any purpose.
	(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.
	(e)  "Items of Deposit" means any one or more checks and drafts.


SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

	(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (D), (E) or (F).
	(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.
	(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.
	(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.
	(e) loss resulting from the complete or partial nonpayment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized

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or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses,  unless such loss is covered under Insuring Agreement
(A), (E) or (F).
	(f)  loss resulting from any violation by the Insured or by any Employee
		(1)	of law regulating (a) the issuance, purchase or  sale of
securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or
		(2)	of any rule or regulation made pursuant to any  such law.
unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring  Agreements (A) or (E).
	(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the
Property is 		in the custody of any armored motor vehicle  company,
unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in
force in whatsoever form carried by or 		for the benefit of users of said
armored motor vehicle 		company's service, and then this bond shall cover
only such excess.
	(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included  under Insuring Agreement (I).
	(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond
	(j) loss through the surrender of Property away from an office of the Insured as a result of a threat
		(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or
		(2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).
	(k)	all costs, fees and other expenses incurred by the  Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement
(I).
	(l)	loss resulting from payments made or withdrawals  from the account of a customer of the Insured,  shareholder or subscriber to shares involving funds  erroneously credited to such account, unless such  payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the
Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).
	(m)	any loss resulting from Uncollectible Items of  Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.


SECTION 3. ASSIGNMENT OF RIGHTS

	This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.


SECTION 4.  LOSS-NOTICE-PROOF-LEGAL       PROCEEDINGS

	This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final.  If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.
	Discovery occurs when the Insured
	(a)	becomes aware of facts, or
	(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.


SECTION 5.  VALUATION OF PROPERTY

	The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss;
provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.
	In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.


SECTION 6.  VALUATION OF PREMISES AND        FURNISHINGS

	In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost or replacement or repair, such shall be determined by arbitration.


SECTION 7.  LOST SECURITIES

	If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.
	If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.
	With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.
	With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BOND subject to the Limit of Liability hereunder.


SECTION 8. SALVAGE

	In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9.  NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

      At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting form
	(a)	any one act of burglary, robbery or hold-up, or  attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or
	(b)	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or
	(c)	all wrongful acts, other than those specified in (a)  above, of any one person shall be deemed to be one loss, or
	(d)	all wrongful acts, other than those specified in (a)  above, of one or more persons (which dishonest  act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or  unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be  deemed to be one loss with the act or acts of the  persons aided, or
	(e)	any one casualty or event other than those specified in (a), (b),
(c) or (d) preceding, shall be deemed to be one loss, and
shall be limited to the applicable Limit of Liability stated in Item 3 of the
Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.
	Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.


SECTION 10. LIMIT OF LIABILITY

	With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds, or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.


SECTION 11.  OTHER INSURANCE

	If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.


SECTION 12.  DEDUCTIBLE

	The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a),
(b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NONACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.
	The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.
	There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.


SECTION 13.  TERMINATION

	The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

	This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.
	This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.
	The Underwriter shall refund the unearned premium computed as short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.
	This Bond shall terminate
	(a)	as to any Employee as soon as any partner, officer or supervisory
Employee of the Insured, who is not in  collusion with such Employee, shall learn of any  dishonest or fraudulent act(s), including Larceny or Embezzlement
on the part of such Employee without 		prejudice to the loss of any
Property then in transit in 		the custody of such Employee and upon the
expiration of ninety (90) days after written notice has 		been given to
the Securities and Exchange  Commission, Washington, D.C. (See Section 16[d])
		and to the Insured Investment Company, or
	(b)	as to any Employee 90 days after receipt by each  Insured and by the
Securities and Exchange  Commission of a written notice from the Underwriter of its desire to terminate this bond as to such  Employee, or
	(c)	as to any person, who is a partner, officer or  employee of any
Electronic Data Processor covered under this bond, from and after the time that the  Insured or any partner or officer thereof not in  collusion with such person shall have knowledge of information that such person has committed any  dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or  otherwise, whether such act be committed before or after the time this bond is effective.


SECTION 14.  RIGHTS AFTER TERMINATION OR        	CANCELLATION

	At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that if desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.
	Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto: provided, however, that such additional period of time shall terminate immediately;
	(a)	on the effective date of any other insurance obtained by the
Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or
	(b)	upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.
	The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.


SECTION 15.  CENTRAL HANDLING OF SECURITIES

	Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia
Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.
	The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.
	The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy if insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.
	For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporation shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.
	This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(Es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.


SECTION 16.  ADDITIONAL COMPANIES INCLUDED AS  INSURED

	If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:
	(a)	the total liability of the Underwriter hereunder for  loss or losses sustained by any one or more or all of them shall not exceed the limit for which the  Underwriter would be liable hereunder if all such loss were sustained by any one of them.
	(b)	the one first named herein shall be deemed  authorized to make, adjust and receive and enforce  payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and  for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named  Investment Company with a copy of the bond and  with any amendment thereto, together with a copy of each formal filing of the settlement of each such  claim prior to the execution of such settlement,
	(c)	the Underwriter shall not be responsible for the  proper application
of any payment made hereunder to 	said first named Insured,

(d)	knowledge possessed or discovery made by any  partner, officer or supervisory Employee of any  Insured shall for the purpose of Section 4 and
Section 13 of this bond constitute knowledge or discovery by all the Insured,
and
	(e)	if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named  Insured for the purposes of this bond.


SECTION 17.  NOTICE AND CHANGE OF CONTROL

	Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section
2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured
shall within thirty (30) days of such knowledge give written notice to the
Underwriter setting forth:
	(a)	the names of the transferors and transferees (or the  names of the beneficial owners if the voting  securities are requested in another name), and
	(b)	the total number of voting securities owned by the  transferors and the transferees (or the beneficial  owners), both immediately before and after the  transfer, and
	(c)	the total number of outstanding voting securities.
	As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.
	Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.
	Such notice is not required to be given in the case of an Insured which is an Investment Company.


SECTION 18.  CHANGE OR MODIFICATION

	This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D. C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.
Page 10 of 10



RIDER NO. 1


JOINT INSURED LIST


To be attached to and form part of Bond No. 524-51-21 - 05

In favor of	Viking Mutual Funds

It is agreed that:


1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:


	Viking Tax-Free Fund for Montana
	Viking Tax-Free Fund for North Dakota
	Viking Large-Cap Value Fund
	Viking Small-Cap Value Fund
	Viking Fund Management, LLC
	Viking Fund Distributors, LLC
	Viking Fund Management, LLC 401(k)



2.	This rider shall become effective as of 12:01 a.m. on 08/03/2008 standard time.


























RIDER NO. 2

INSURING AGREEMENT L


To be attached to and form part of Bond No.   524-51-21 - 05

in favor of       Viking Mutual Funds

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)	entry of data into, or
(2)	change of data elements or programs within

a Computer System; provided that fraudulent entry or change causes

	(a)	Property to be transferred, paid or delivered,
	(b)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or
	(c)	an unauthorized account or a fictitious account to be debited or credited;

(3)	voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

	(i)	cause the Insured or its agent(s) to sustain a loss, and
	(ii)	obtain financial benefit for that individual or for other persons intended by that  individual to receive financial benefit,
	(iii)	and further provided such voice instructions or advices:

	(a) were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and
	(b) were electronically recorded by the Insured or its agent(s)

(4)	It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuos basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

Insureds Proprietary System

2.	As used in this Rider, Computer System means:

	(a)	computers with related peripheral components, including storage
components, wherever 		located,
	(b)	systems and applications software,
	(c)	terminal devices,
	(d)	related communication networks or customer communication systems,
and
	(e)	related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3.	In addition to the exclusion in the attached bond, the following exclusions are applicable to this Insuring Agreement:

	(a)	loss resulting directly or indirectly from the theft of confidential information, material or data:  and (b) loss resulting directly or indirectly from entries or changes made by an  individual authorized to have access to a
Computer System who acts in good faith on instructions, unless such instructions
are given to that individual by a software contractor (or 	by a partner,
officer or employee thereof) authorized by the Insured to design, develop,
	prepare, supply service, write or implement programs for the Insured's
Computer System.

4.	The following portions of the attached bond are not applicable to this
Rider:

	(a)	the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period."
	(b)	Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND
	TOTAL LIABILITY
	(c)	Section 10-LIMIT OF LIABILITY

5.	The coverage afforded by this rider applies only to loss discovered by the
Insured during the period this Rider is in force.

6.	All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.	The Limit of Liability for the coverage provided by this Rider shall be
Dollars, $300,000.

8.	The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $50,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

9.	If any loss is covered under this Insuring Agreement and any other
Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10.	Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without cancelling the bond as an entirety:

	(a)	90 days after receipt by the Insured of written notice from the
Underwriter of its desire to 		terminate or cancel coverage under this
Rider, or
	(b)	immediately upon receipt by the Underwriter of a written request from the Insured to  terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at shore rates if this Rider is terminated or cancelled or reduces by notice from, or at the instance of the Insured.

11.	Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and
Limitations of this bond is amended by adding the following sentence:

"Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions of advices."

12.	Notwithstanding the foregoing, however, coverage afforded by the Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13.	This rider shall become effective as of 12:01 a.m. on 08/03/2008 standard time.

RIDER NO. 3

90 DAY FINRA CANCELLATION


To be attached to and form part of Investment Company Bond No. 524-51-21 - 05

in favor of    Viking Mutual Funds

It is agreed that:

1. Section 13 entitled "TERMINATION" is amended to include the following after the third paragraph:

No termination of this bond as an entirety by the Underwriter shall take effect prior to the expiration of ninety (90) days after written notice of such termination has been mailed to the Financial Industry Regulatory Authority, 1735 K Street, NW, Washington, DC 20006. The Underwriter will use its best efforts to so notify said Authority but failure to so notify said Authority shall not impair or delay the effectiveness of any such termination.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements, or limitations of the attached bond other than as above stated.

3.  This rider shall become effective at 12:01 a.m. on 08/03/2008 standard time.





















RIDER NO. 4

ERISA RIDER

	To be attached to and form part of Bond No. 524-51-21 - 05

       in favor of         Viking Mutual Funds

	It is agreed that:

	1. "Employee" as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

	2. If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such plans were bonded separately.

	3. In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has covered thereunder.

	4. If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with applicable provisions of said Regulations.

	5. The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

	6. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

	7. This rider shall become effective as of 12:01 a.m. on 08/03/2008 standard time.




INSURED COPY
	 524-51-21 - 05

INSURED COPY
	524-51-21 - 05




Certificate of Secretary Viking Mutual Funds
I, Shannon D Radke, President and Treasurer of the above referenced investment company (together with its respective series, a Fund or the Trust)hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Trustees of the Trust, including a majority of the Trustees who are not interested persons of the Trust, as such term is defined in the Investment Company Act of 1940, at the Regular Meeting of Trustees of the Trust held on July 23, 2008, and further certify that said resolutions are in full force and effect in all respects, subject to final approval by the Board of Trustees of the minutes of such meeting

Resolved: That upon due consideration of all relevant factors, including, but not limited to, the anticipated value of the assets of the Trust, the type and terms or arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Funds investment portfolios, the fidelity bond described at this meeting, which provides for coverage up to $300,000 for each loss, is reasonable as to amount, type, form and coverage; and be it

Further Resolved: That upon due consideration of all relevant factors, including the other parties named as insureds; the nature of the business activities of such other parties; the amount of the fidelity bond; the amount of the premium for such bond; and the extent to which the share of the premium is to be allocated to the Trust; that the Trust should pay its share of the total annual premium of the fidelity bond;
and be it

Further Resolved: That the form of Fidelity Bond Agreement between the Trust and Great American Insurance Company described at this meeting, be and hereby is approved; and that the President of the Trust hereby is authorized to execute and deliver said Agreement on behalf of the Trust;
and be it

Further Resolved: That the proper officer or officers of the Trust are hereby directed to:

   (1) File with the Securities and Exchange Commission (SEC) within 10 days after receipt of an executed fidelity bond or amendment therof (i) a copy of the bond, (ii) a copy of each resolution of the Board of Trustees, including a majority of the directors who are not interested persons, approving the amount, type, form and coverage of each such bond and the portion of the premium to be paid by the Trust, (iii) a statement showing the amount of coverage the Trust would have acquired or maintained had it not been named as an insured under a joint insured bond,(iv) a statement as to the period for which the premiums for such bond have been paid, (v) a copy of each agreement between the Trust and all other named insureds entered into pursuant to Rule 17g-1(f) under the 1940 Act, and (vi) a copy of any amendment to such agreement;


   (2) File with the SEC, in writing, within 5 days after the making of a claim under the bond by the Trust, a statement of the nature and amount thereof;

   (3) File with the SEC, within 5 days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond by the Trust; and

   (4) Notify by registered mail each member of the Board of Trustees at his last known residence of (i) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, (ii) the filing and the settlement of any claim under the bond by the Trust, at the time the filings required under
(2) and (3) above are made with the SEC, and (iii) the filing and proposed terms of settlement of any claim, under the bond by any other named insured, within 5 days of the receipt of a notice from the fidelity insurance company.

Further Resolved: That the officers of the Fund be, and each of them hereby is, authorized to take such actions as are necessary to properly complete said filing

IN WITNESS WHEREOF, I have set my hand this 20th day of August, 2008
                             /s/Shannon D. Radke
                                Shannon D. Radke
                                President and Treasurer



Viking Mutual Funds

STATEMENT SHOWING THE AMOUNT OF A SINGLE INSURED BOND WHICH VIKING MUTUAL FUNDS WOULD HAVE PROVIDED AND MAINTAINED HAD IT NOT BEEN NAMED AS AN INSURED UNDER A JOINT INSURED BOND


Had the Trust not been named as insured under a joint insured bond, the amount of the single insured bond which the Trust would have provided and maintained would have been $300,000, in accordance with the schedule provided in Rule 17g-1(d) under the 1940 Act.



Viking Mutual Funds

STATEMENT AS TO THE PERIOD FOR WHICH PREMIUMS HAVE BEEN PAID

The premium has been paid for the period from August 3, 2008 to August 3, 2009



VIKING MUTUAL FUNDS
AGREEMENT BY AND AMONG JOINTLY INSURED PARTIES


THIS AGREEMENT is made as of August 3, 2008 by and among Viking Mutual Funds, Viking Fund Management, LLC, Viking Fund Management, LLC 401(K) Plan and Viking Fund Distributors, LLC (collectively, the insured parties).

WHEREAS Viking Mutual Funds (the Trust) is a registered investment company under the Investment Company Act of 1940 (the Act);

WHEREAS Viking Fund Management, LLC acts as investment manager of the trust;

WHEREAS Viking Fund Distributors, LLC acts as principal underwriter of the trust;

WHEREAS the insured parties are named as insureds under a joint fidelity bond (the Bond);

WHEREAS the insured parties desire to confirm the criteria by which recoveries under the Bond shall be allocated among insured parties:

NOW,THEREFORE, it is agreed as follows:

1. In the event that recovery is received under the Bond as a result of a loss sustained by the Trust and one or more other insured parties, the Trust shall receive an equitable and proportionate share of the recovery in relation to the respective claims, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act.
2. The obligations of the Trust under this Agreement are not binding upon any of the Trustees or Trust shareholders individually, but bind only the trust estate of the Trust.

3. The parties to this Agreement consent to having any other registered investment company managed by Viking Fund Management, LLC become a party to this Agreement.

IN WITNESS WHEREOF the parties have caused this Agreement to be executed by their officers thereunto duly authorized.

VIKING MUTUAL FUNDS                        By /s/Shannon D. Radke
                                                 Shannon D. Radke
                                                 President

VIKING FUND MANAGEMENT, LLC                By /s/Shannon D. Radke
                                                 Shannon D. Radke
                                                 President

VIKING FUND MANAGEMENT, LLC 401(k) PLAN    By /s/Shannon D. Radke
                                                 Shannon D. Radke
                                                 President

VIKING FUND DISTRIBUTORS, LLC              By /s/Shannon D Radke
                                                 Shannon D Radke
                                                 President